Exhibit 99.1

Johannesburg, 28 October 2021: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2021. Financial results are only provided on a six-monthly basis.
SALIENT FEATURES - QUARTER ENDED 30 SEPTEMBER 2021 (Q3 2021) COMPARED TO QUARTER ENDED 30 SEPTEMBER 2020 (Q3 2020)
•Solid operational results confirm the stabilisation of operations at pre-COVID-19 levels
• Robust financial performance - Group adjusted EBITDA of R14.9 billion (US$1 billion)
•Successful vaccine rollout to date - approximately 78% of employees in South Africa vaccinated
•Capital allocation discipline - early redemption of 2022 notes and 5% share buy-back successfully concluded
•Significant progress on green metals strategy - strategic acquisitions announced, shaping a meaningful initial footprint
•Precious metal prices stabilising - outlook positive

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2020	Jun 2021	Sep 2021		KEY STATISTICS		Sep 2021	Jun 2021	Sep 2020
				UNITED STATES (US) OPERATIONS
				PGM underground operations[1,2]
147,835	143,951	144,325	oz	2E PGM production[2]	kg	4,489	4,477	4,598
1,898	2,432	2,114	US$/2Eoz	Average basket price	R/2Eoz	30,924	34,366	32,095
181	242	179	US$m	Adjusted EBITDA[3]	Rm	2,622	3,424	3,057
62	66	59%		Adjusted EBITDA margin[3]	%	59	66	62
875	1,031	968	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	14,156	14,561	14,803
				PGM recycling[1,2]
202,661	207,398	179,765	oz	3E PGM recycling[2]	kg	5,591	6,451	6,303
2,246	3,426	4,386	US$/3Eoz	Average basket price	R/3Eoz	64,167	48,409	37,980
10	26	30	US$m	Adjusted EBITDA[3]	Rm	436	374	170
4	4	4%		Adjusted EBITDA margin[3]	%	4	4	4
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[2]
416,934	468,681	500,073	oz	4E PGM production[2,5]	kg	15,554	14,578	12,968
2,179	3,833	2,895	US$/4Eoz	Average basket price	R/4Eoz	42,347	54,158	36,840
549	1,136	721	US$m	Adjusted EBITDA[3]	Rm	10,542	16,058	9,287
58	65	56%		Adjusted EBITDA margin[3]	%	56	65	58
981	1,146	1,093	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	15,992	16,193	16,597
				Gold operations
288,938	269,455	293,761	oz	Gold produced	kg	9,137	8,381	8,987
1,845	1,807	1,781	US$/oz	Average gold price	R/kg	837,799	820,688	1,002,945
190	69	97	US$m	Adjusted EBITDA[3]	Rm	1,421	975	3,218
37	14	19%		Adjusted EBITDA margin[3]	%	19	14	37
1,316	1,778	1,692	US$/oz	All-in sustaining cost[4]	R/kg	796,008	807,623	715,345
				GROUP
922	1,467	1,017	US$m	Adjusted EBITDA[3]	Rm	14,877	20,723	15,592
16.91	14.13	14.63	R/US$	Average exchange rate using daily closing rate
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
3The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters". Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC) and the “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters"

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021         1

Stock data for the Quarter ended 30 September 2021		JSE Limited - (SSW)
Number of shares in issue*		Price range per ordinary share (High/Low)	R45.58 to R64.52
- at 30 September 2021	2,838,104,936	Average daily volume	14,734,089
- weighted average	2,898,425,858	NYSE - (SBSW); one ADR represents four ordinary shares
Free Float	99%	Price range per ADR (High/Low)	US$12.07 to US$17.59
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	2,786,623
*The number of shares in issue at 30 September 2021 includes 23,941,416 ordinary shares which were repurchased as part of the share buy-back programme but not yet cancelled as at 30 September 2021

OVERVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2021 COMPARED TO QUARTER ENDED 30 SEPTEMBER 2020

The Group recorded another solid operational performance for Q3 2021. Consistent results from the Group operating segments for a second consecutive quarter at pre-pandemic levels, while continuing to adhere to COVID-19 protocols, is a significant achievement.

South Africa was significantly impacted by a third and more severe wave of COVID-19 infections which extended into Q3 2021. Despite an associated increase in infection rates among our employees resulting in staffing challenges during July and August 2021, due to the integrity of our COVID-19 protocols, the South African operations were able to continue without significant disruption throughout the quarter. While infection rates in South Africa have fallen since the end of September 2021, the ongoing impact of the COVID-19 pandemic has highlighted the imperative of taking bolder steps to ensure the safety and well-being of employees in the workplace.

SAFE PRODUCTION
The roll out of our Group wide safe production intervention, the "Rules of Life” campaign continued during Q3 2021, delivering positive results through most of the quarter, including a significant decline in injuries and an increase in the number of consecutive workdays during which no recordable/reportable safety incidents occurred.

Regrettably, we were unable to report a fatality free quarter due to a tragic incident at our SA gold operations on 19 September 2021, which resulted in the loss of three colleagues.

While conducting a search and rescue operation to locate an employee, Vittalis Matanhire, a supervisor engineering electrician, who went missing after completing routine maintenance work with his team on 19 September 2021, two members of our Driefontein mine rescue team (proto team) Leon Peacock (team captain) and George Kolbe (team member) were overcome by heat in a back area at the Kloof Thuthukani shaft, on the evening of 19 September 2021. Following continued search and rescue efforts by the proto teams, Mr Matanhire's body was located on 22 September 2021 some distance from, and a level below, where he had been carrying out electrical maintenance work with his team. Mr Matanhire is survived by his wife and two children, Mr Peacock by his wife and child and Mr Kolbe by his three children. The Board and management of Sibanye-Stillwater extends heartfelt condolences to the families, friends and colleagues of the deceased employees. The incident is being investigated with all relevant stakeholders and appropriate support is being provided to the families of the deceased.

The health and safety of our employees remains the most important priority and we remain committed to continuous improvement in health and safety at our operations. We are enhancing our focus on ensuring a safe work environment and instilling a values-based culture throughout the organisation.

Our ongoing efforts to ensure the safety and well-being of our employees, included applying for accreditation to administer COVID-19 vaccines earlier in the year. After approval was granted by the South African Department of Health on 24 June 2021, our planned COVID-19 vaccination programme was rolled out to eligible employees in South Africa and extended to the entire workforce as soon as blanket authorisation was obtained. As a result of detailed pre-planning, including the preparation of vaccination sites with world class protocols and sufficient refrigeration capacity as well as training and registering healthcare employees well ahead of accreditation, the vaccine roll out has been a notable success. About 50,000 (approximately 76%) of our full time employees in South Africa had been vaccinated by 21 October 2021. We continue to drive the vaccine roll out through high visibility communication campaigns and have extended it to dependents of our employees. There has however, been a noticeable slow-down in vaccination rates and due consideration is now being given to the next steps that will be required to ensure healthy and safe working environments at our operations, with minimal risk of transmission of COVID-19.

The SA PGM operations again delivered outstanding results during Q3 2021, with 4E PGM production increasing by 20% and all-in sustaining cost (AISC) declining by 4% year-on-year. This decline in costs is notable in the context of significant inflationary pressures with annual electricity tariffs in South Africa in particular continuing to rise at rates well above inflation. As highlighted during the PGM investor day on 23 September 2021 (https://www.sibanyestillwater.com/news-investors/reports/quarterly/2021/), the consistent operational performance and excellent cost management delivered by the SA PGM operations, has resulted in the SA PGM operations migrating down the industry cost curves. With unit costs at the US PGM operations forecast to decline significantly by 2025 as production from Stillwater East builds up, our relative competitiveness in the global PGM industry expected to continue to improve.

As previously highlighted (in our H12021 results at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2021/), a production shortfall of approximately 40,000 2Eoz is anticipated from the US PGM operations during H2 2021. This is primarily due to the temporary loss of producing blocks at the Stillwater West mine following the imposition of operational restrictions by the Mine Safety and Health Administration (MSHA) after the fatal incident at the Stillwater West mine in June 2021. Consequently, mined 2E PGM production from the US PGM operations was marginally lower than for the comparable period in 2020, with AISC 11% higher. Cost management is a priority for management at the US PGM operations to counter inflationary cost pressures, and the 6% reduction in AISC for Q3 2021 relative to Q2 2021 is positive.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 2

3E PGM production from the PGM recycling operations was 11% lower than for the comparable period in 2020 as a result of temporary processing disruptions, which have since been resolved with feed rates recovering towards the end of the quarter. The recycling operations continued to benefit from robust PGM prices, in particular for rhodium, resulting in adjusted EBITDA increasing to US$30 million for Q3 2021 compared with US$10 million for Q3 2020.

Production from the SA gold operations was 2% higher than for Q3 2020 reflecting normalisation of operations after the COVID-19 disruptions in 2020, with mined grades returning to planned levels. AISC increased 11% year-on-year due to a higher operating costs associated with the increase in production and carry-over of ore reserve development (ORD) and maintenance capital from 2020. AISC for Q3 2021 was however marginally lower than for the previous quarter and well below average AISC guidance for the year, achieving a positive adjusted EBITDA margin of 19% for the quarter.

Despite the solid operational performance, lower average PGM and gold prices for Q3 2021 resulted in a decline in Group adjusted EBITDA from record levels achieved in previous quarters. Group adjusted EBITDA of R14,877 million (US$1,017 million) for Q3 2021 was 5% lower than for Q3 2020. PGM prices continued to decrease during Q3 2021 as a result of the ongoing global chip shortage that continues to negatively impact PGM demand in the automobile industry. Prices have since stabilised and we remain confident that the automobile supply chain constraints should start easing during the course of 2022.

Consistent with the Group capital allocation framework and the robust operational and financial outlook, a decision was made to redeem the US$353 million June 2022 corporate bonds early. This was successfully concluded on 2 August 2021, reducing future financing costs and further enhancing balance sheet flexibility. The share buy-back programme which commenced on 2 June 2021, was also successfully concluded on 4 October 2021, well ahead of schedule. The buy-back was executed during a period of relative market weakness, enabling the purchase of 147,700,000 ordinary shares (5%) for an aggregate purchase price of R8.1 billion (excluding costs). The repurchased shares have been cancelled and their listing removed.

We have significantly advanced our green metals strategy (covered in detail at our interim results presentation on 26 August 2021 and available at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2021/), announcing two transactions during Q3 2021 and two further transactions during the past week. In summary:

•On 30 July 2021 the proposed acquisition of 100% of Eramet’s Sandouville nickel processing facilities in Le Havre, France for an effective cash cost of Euro 65 million, was announced. This existing hydrometallurgical facility which is already zoned for heavy industrial purposes, is scaleable for nickel, cobalt and lithium battery grade products with potential to introduce recycling operations, and will provide strategic access to extensive logistical infrastructure supporting future supply of battery metal products into the European end user markets
•On 16 September 2021 a proposed 50:50 joint venture (JV) with ioneer with respect to ioneer’s Rhyolite Ridge Lithium-Boron project in Nevada, USA, was announced. In terms of the proposed transaction, Sibanye-Stillwater will, after various conditions have been met and relevant permits have been obtained, contribute US$490 million for a 50% interest in the JV and subscribe for a 7.1% direct equity share in ioneer for approximately US$70 million. Rhyolite Ridge is a world-class lithium project with the potential to become the largest and lowest cost lithium mine in the US and is strategically positioned close to the rapidly developing battery production facilities in the region
•On 26 October 2021, the proposed US$1 billion acquisition of the low cost Santa Rita nickel and Serrote copper mines in Brazil from Appian Capital, was announced. The transaction represents a unique opportunity for Sibanye-Stillwater to acquire significantly pre-developed and pre-capitalised, low-cost, producing nickel and copper assets with strong ESG credentials and will provide a platform for growth in South America. The assets will continue to be managed by the existing high-quality team which has a wealth of operating experience in Brazil
•On 27 October the proposed acquisition of a 19.9% stake in New Century, a leading Australian tailings reprocessing Group for a maximum cash consideration of US$46 million, was announced. This transaction represents a significant next step in our strategy of building a leading global tailings retreatment business, diversified by commodity and geography, which is a critical element in building our portfolio of green metals, and complements the position we have established in the mineral resources circular economy through our investment in DRDGOLD

These transactions are the outcome of over two years of detailed analysis of the battery metals markets and provide the Group with a solid initial platform for sustained value creation establishing it as a meaningful participant at a formative stage in the growth of the future green global economy.

Notwithstanding the acceleration of our green metals strategy, we continue to invest in the sustainability of our existing operations. The R6.3 billion investment in high return SA PGM and gold projects (K4, Klipfontein and Burnstone) that we announced at our year-end results on 18 February 2021, has now commenced and we estimate that around R850 million will be spent in 2021. In the US, we continue to invest in growth at Stillwater East. These investments will secure employment and deliver significant economic value to all stakeholders over the long term.

OPERATING REVIEW

US PGM operations
Mined 2E PGM production for Q3 2021 of 144,325 2Eoz was 2% lower than for Q3 2020. Production from the Stillwater operation (including Stillwater West and Stillwater East) was 90,262 2Eoz, or 2% lower than for Q3 2020, primarily due to reduced heading availability in key production stopes constrained by rail restrictions, resulting in mining of lower grade areas. East Boulder delivered 54,063 2Eoz, 3% lower than for Q3 2020, due to reduced high grade sublevel mining throughput. Tonnes milled for Q3 2021 totalled 384kt, 4% higher than for Q3
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 3

2020. Plant head grade of 12.9g/t for Q3 2021 was 5% lower than for Q3 2020, impacted by the lack of operational flexibility, primarily at Stillwater West where the revised rail standard operating procedures were being implemented by the site teams.

Returnable ounce sales for Q3 2021 of 132,637 2Eoz, were 8% lower year-on-year and also 8% lower than 2E oz produced, mainly due to operational outages, resulting in lower concentrate production, coupled with downtime at the metallurgical complex.

Total development was also impacted by the MSHA restrictions resulting from the Q2 2021 accident but increased by 4% year-on-year to 7,262 metres. Total Stillwater East expansion development of 2,568 metres was 25% higher than Q3 2020, as a result of the focus on increasing operational flexibility.

AISC of US$968/2Eoz for Q3 2021 was 11% higher than for the comparable period in 2020 (US$875), primarily due to the ongoing impact of the safety incident and associated restrictions. AISC declined by 6% quarter-on-quarter from US$1,031/2Eoz for Q2 2021. Higher royalties, insurance and taxes added US$195/2Eoz to AISC for Q3 2021 compared with US$174/2Eoz for Q3 2020, a 12% increase.

PGM recycling operations
The recycling operations fed an average of 22.7 tonnes per day (tpd) for Q3 2021, 7% lower than for the comparable period in 2020. Reduced feed rates were largely a consequence of unplanned downtime at the Columbus Metallurgical Complex during the quarter. These issues have been addressed, with feed rates recovering to approximately 29 tpd for Q4 2021 to date. The recycling operation is currently expending approximately US$8 million per day on recycle advances compared with US$10 million per day for H1 2021, resulting in a recycle working capital of approximately US$624 million at the end of September 2021. This represents a reduction of around US$200 million during Q3 2021 with the segment's working capital reducing due to lower PGM prices during the quarter. Recycle inventory of approximately 449 tonnes at the quarter end reflects a 17 tonnes increase from approximately 432 tonnes at the end of Q2 2021. Assuming constant feed rates are maintained during Q4 2021, recycle inventory should reduce to approximately 300 tonnes by year-end.

SA PGM operations
The SA PGM operations continue to perform strongly in Q3 2021 with 4E PGM production (excluding third party purchase of concentrate (PoC)) of 500,073 4Eoz, 20% higher than for the comparable period in 2020 (which was impacted by the slow start-up of operations post the COVID-19 lockdown) and 7% higher than for Q2 2021, confirming the sustainable return to normalised operating levels at all the operating sites while continuing to adhere to COVID-19 protocols. Third party PoC processed at Marikana smelting and refining operations increased by 27% to 13,703 4Eoz year-on-year. AISC (excluding the cost of third party PoC) for Q3 2021 of R15,992/4Eoz (US$1,093/4Eoz), was 4% lower than for Q3 2020 (R16,597/4Eoz (US$981) despite higher royalties of R573 million (US$39 million) compared to R444 million (US$26 million) for Q3 2020.

4E PGM production from the Rustenburg operation for Q3 2021 of 183,606 4Eoz, was 19% higher year-on-year. Surface production increased by 9% with underground production increasing by 20%. This reflects the normalisation of production from the COVID-19 disruptions in 2020 as well as improved plant head grades at both the underground and surface operations. AISC for the Rustenburg operations decreased by 6% year-on-year to R17,701/4Eoz (US$1,210/4Eoz) as a result of the increase in production.

Kroondal continued to perform strongly, with 4E PGM production of 61,083 4Eoz for Q3 2021, 15% higher than for the comparable period in 2020. Kroondal AISC of R12,327/4Eoz (US$843/4Eoz), was 4% lower than Q3 2020 as a result of increased production.

4E PGM production from the Marikana operations (excluding third party PoC) of 212,888 4Eoz for Q3 2021, was 28% higher than for Q3 2020. Underground mined production increased by 28% to 205,340 4Eoz and surface production increased by 12% to 7,548 4Eoz. Third party concentrate processed at the Marikana smelting and refining operation increased by 27% year-on-year to 13,703 4Eoz compared to 10,781 4Eoz in Q3 2020. Processing of third party concentrate generates meaningful profit for Marikana smelting and refining operations through more effective utilisation of available capacity. AISC (excluding cost of third party PoC) for the Marikana operations of R15,933/4Eoz (US$1,089/4Eoz), was consistent with the comparable period in 2020, with the increased production output offsetting a significant inventory build of R1,043 million (US$62 million) in Q3 2020.

Attributable 4E PGM production from Mimosa of 28,770 oz was 9% lower than for Q3 2020. The focus is currently to optimise the reagent suite and cell settings across the flotation circuit to improve recoveries. AISC increased by 14% year-on-year to US$1,045/4Eozmainly due to reduced volumes.

Chrome sales for Q3 2021of approximately 561kt were 31% higher than for Q3 2020 underpinning a 97% increase in chrome revenue. The chrome price received of US$170/tonne was 23% higher than for Q3 2020 (US$138/tonne).

Capital expenditure of R948 million (US$65 million) for Q3 2021 was 85% higher than for the corresponding period in 2020, reflecting an increase in ORD and maintenance capital to more normalised levels and capital expenditure at organic projects. R56 million (US$4 million) was spent on the K4 project at the Marikana operation during Q3 2021.

SA gold operations
Production from the SA gold operations for Q3 2021 increased by 2% to 9,137kg (293,761oz) compared with Q3 2020). Gold production excluding DRDGOLD, increased by 3% to 7,688kg (247,175oz), with Beatrix mainly responsible for the increase. Underground tonnes milled increased by 22% from Q3 2020 which had been impacted by a slow build-up post COVID-19 lockdown in March 2020. Surface tonnes milled decreased by 5% year-on-year with significantly lower tonnages treated at Beatrix and Kloof. Underground yields decreased by 12% year-on-year in line with the increase in throughput as the operational mix normalised from a specific focus on higher grade panels for Q3 2020, as mining crews returned from COVID-19 lockdowns.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 4

Total gold sold increased by 4% to 9,069kg (291,575oz) and excluding DRDGOLD the gold sold of 7,641kg (245,664oz) is 6% higher than for the same period in 2020 with 665kg (21,380oz) (2020: 338kg (10,867oz)) of unsold gold at the end of the current financial period.

AISC increased by 11% to R796,008/kg (US$1,692/oz) reflecting normalisation of operations with a significant increase in stoping and development rates compared with Q3 2020, when available crews were specifically deployed to stoping areas. AISC excluding DRDGOLD increased by 10% to R822,144/kg (US$1,748/oz) compared to Q3 2020. The increase was mainly due to the 14% increase in working cost and 64% increase in stay-in-business (SIB) capital, partly offset by a 4% increase in gold sold.

Capital expenditure (excluding DRDGOLD) increased by 48% to R1,076 million (US$74 million) compared to the same period in 2020. This was primarily due to a 38% increase in ORD (R199 million (US$14 million)) as the operations returning to normal production levels after the COVID-19 lockdown and some catchup in development to restore flexibility that was lost in 2020 with development meters 28% higher year-on-year.

Underground production from the Driefontein operation increased by 2% to 2,470kg (79,412oz) compared to the same period in 2020. Although the underground throughput increased significantly, this was offset by a normalisation of underground grades from the focus on high grade stopes during the phased production build up in 2020. AISC for Q3 2021 increased by 7% to R790,669/kg (US$1,681/oz) mainly due to a 9% increase in working cost and 45% increase in capital expenditure, partly offset by a 7% increase in gold sold.

Underground production from the Kloof operation decreased by 3% to 2,801kg (90,054oz) despite a 4% increase in tonnes milled, with higher throughput offset by lower grades as explained above. Surface production for the Kloof operation decreased by 45% to 253kg (8,134oz) due to ongoing depletion of the available surface reserves. AISC for Q3 2021 increased by 18% to R848,444/kg (US$1,804/oz) compared to the same period in 2020. The increase in unit cost is mainly due to the 10% decrease in gold sold together with the 4% increase in working cost and 31% increase in capital expenditure.

Underground production of 1,777kg (57,132oz) from the Beatrix operation was 35% higher year-on-year, with a 55% increase in throughput offset by a 13% decline in underground grade as a result of a change in focus from higher grade stopes during Q3 2020. Gold production from surface sources decreased by 53% to 30kg (965oz) as a result of depletion of higher grade sources. AISC for Q3 2021 decreased by 3% to R825,593/kg (US$1,755/oz) compared to the same period in 2020 primarily due to the increase in gold sold, which offset increased costs.

No underground production took place in 2021 from the Cooke operations. Surface gold production decreased by 12% to 290kg (9,324oz) due to lower throughput. Third party material continues to be toll treated at both the Cooke and Ezulwini plants. Care and maintenance cost at Cooke operations decreased by R9 million (US$1 million) to R154 million (US$11 million) due to lower infrastructure maintenance requirements.

DRDGOLD surface tonnes milled increased by 2% year-on-year, but due to a 7% decrease in grade, gold production of 1,449kg (46,586oz) was, 4% lower than for Q3 2020. AISC of R649,860/kg (US$1,382/oz) increased by 10% year-on-year.

OPERATING GUIDANCE FOR 2021
The previously revised 2E PGM production forecast from the US PGM operations is maintained at between 620,000 2Eoz and 650,000 2Eoz, with AISC of between US$910/2Eoz to US$940/2Eoz. Capital expenditure is forecast to be between US$285m and US$295m of which 55% to 60% is growth capital. Estimated PGM recycling for the year is unchanged at between 790,000 to 810,000 3Ekoz.

Forecast 4E PGM production from the SA PGM operations for 2021 is maintained at between 1,750,000 4Eoz and 1,850,000 4Eoz with AISC between R18,500/4Eoz and R19,500/4Eoz (US$1,230/4Eoz and US$1,295/4Eoz). Capital expenditure is forecast at R3,850 million (US$257 million) which includes R350 million (US$23 million) of project capital expenditure expected for the K4 and Klipfontein projects for the year. Due to the consistently strong operational performance from the SA PGM operations during 2021, 4E PGM production for 2021 is likely to be at the upper end of the guidance range with AISC at the lower end of guidance.

Forecast gold production from the SA gold operations for 2021 is maintained at between 27,500 kg (884,000 oz) and 29,500 kg (948,000 oz) with AISC of between R815,000/kg and R840,000/kg (US$1,690/oz and US$1,742/oz, revised higher due to higher electricity tariffs and other above inflation cost increases. Capital expenditure has been revised due to delays in delivery of certain capital assets due to the recent industrial action in South Africa and is now forecast to be approximately 4,100 million (US$273 million), including carry-over of unspent capital from 2020, due to the COVID-19 disruptions. R500 million (US$33 million) of project capital expenditure is included in the forecast, primarily for the Burnstone project and the Kloof 4 deepening project.

The dollar costs are based on an average exchange rate of R15.00/US$.

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 5

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS
US and SA PGM operations

				US OPERA-TIONS	SA OPERATIONS
			Total US and SA PGM[1]	Total US PGM	Total SA PGM[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	000't	Sep 2021	10,747	384	10,363	4,964	5,399	1,778	1,442	1,889	1,044	945	2,913	352
		Jun 2021	10,096	370	9,726	4,688	5,038	1,616	1,462	1,767	934	939	2,642	366
		Sep 2020	9,570	371	9,199	4,229	4,970	1,546	1,446	1,526	976	795	2,548	362
Plant head grade	g/t	Sep 2021	2.46	12.92	2.08	3.40	0.86	3.37	1.17	3.89	0.87	2.40	0.71	3.58
		Jun 2021	2.44	13.44	2.02	3.37	0.77	3.41	1.03	3.80	0.85	2.41	0.60	3.58
		Sep 2020	2.42	13.62	1.96	3.31	0.82	3.25	0.98	3.72	0.87	2.49	0.71	3.60
Plant recoveries[3]	%	Sep 2021	75.69	90.62	72.27	85.07	25.78	86.38	31.72	86.92	25.85	83.77	20.64	71.01
		Jun 2021	77.35	88.86	74.20	85.78	26.44	88.16	31.80	87.19	25.36	83.09	21.80	73.20
		Sep 2020	75.96	91.02	71.93	85.38	24.96	86.14	34.59	87.79	24.60	83.75	17.58	75.35
Yield[3]	g/t	Sep 2021	1.86	11.71	1.50	2.89	0.22	2.91	0.37	3.38	0.22	2.01	0.15	2.54
		Jun 2021	1.89	11.94	1.50	2.89	0.20	3.01	0.33	3.31	0.22	2.00	0.13	2.62
		Sep 2020	1.84	12.40	1.41	2.83	0.20	2.80	0.34	3.27	0.21	2.09	0.12	2.71
PGM production[3,4]	4Eoz - 2Eoz	Sep 2021	644,398	144,325	500,073	461,593	38,480	166,400	17,206	205,340	7,548	61,083	13,726	28,770
		Jun 2021	612,632	143,951	468,681	435,703	32,978	156,200	15,398	188,217	6,472	60,450	11,108	30,836
		Sep 2020	564,769	147,835	416,934	384,236	32,698	139,144	15,760	160,221	6,715	53,299	10,223	31,572
PGM sold[5]	4Eoz - 2Eoz	Sep 2021	592,631	132,637	459,994			144,461	16,088	196,251		61,083	13,726	28,385
		Jun 2021	600,350	140,814	459,536			132,161	17,244	210,060		60,450	11,108	28,513
		Sep 2020	510,194	143,716	366,478			115,662	6,970	149,149		53,299	10,223	31,175
Price and costs[6]
Average PGM basket price[7]	R/4Eoz - R/2Eoz	Sep 2021	39,662	30,924	42,347			43,089	28,266	42,247		46,357	34,642	33,392
		Jun 2021	49,284	34,366	54,158			55,441	33,062	54,043		60,058	41,697	39,857
		Sep 2020	35,416	32,095	36,840			37,878	26,818	36,141		40,595	22,541	31,936
Average PGM basket price6	US$/4Eoz - US$/2Eoz	Sep 2021	2,711	2,114	2,895			2,945	1,932	2,888		3,169	2,368	2,282
		Jun 2021	3,488	2,432	3,833			3,924	2,340	3,825		4,250	2,951	2,821
		Sep 2020	2,094	1,898	2,179			2,240	1,586	2,137		2,401	1,333	1,889
Operating cost[8]	R/t	Sep 2021	928	4,932	775			1,575	244	1,233		894	48	1,173
		Jun 2021	932	5,030	770			1,566	205	1,275		862	46	1,085
		Sep 2020	1,035	5,192	860			1,558	183	1,634		892	51	1,204
Operating cost7	US$/t	Sep 2021	63	337	53			108	17	84		61	3	80
		Jun 2021	66	356	54			111	15	90		61	3	77
		Sep 2020	61	307	51			92	11	97		53	3	71
Operating cost7	R/4Eoz - R/2Eoz	Sep 2021	15,673	13,123	16,454			16,833	20,458	16,990		13,834	10,200	14,355
		Jun 2021	15,585	12,928	16,458			16,204	19,483	17,695		13,383	10,893	12,875
		Sep 2020	17,870	13,030	19,724			17,314	16,751	24,494		13,302	12,716	13,800
Operating cost7	US$/4Eoz - US$/2Eoz	Sep 2021	1,071	897	1,125			1,151	1,398	1,161		946	697	981
		Jun 2021	1,103	915	1,165			1,147	1,379	1,252		947	771	911
		Sep 2020	1,057	771	1,166			1,024	991	1,448		787	752	816
All-in sustaining cost[9]	R/4Eoz - R/2Eoz	Sep 2021	15,561	14,156	15,992			17,701		15,933		12,327	10,345	15,294
		Jun 2021	15,789	14,561	16,193			17,209		16,853		12,093	11,343	13,134
		Sep 2020	16,099	14,803	16,597			18,864		15,868		12,805	13,880	15,450
All-in sustaining cost8	US$/4Eoz - US$/2Eoz	Sep 2021	1,064	968	1,093			1,210		1,089		843	707	1,045
		Jun 2021	1,117	1,031	1,146			1,218		1,193		856	803	930
		Sep 2020	952	875	981			1,116		938		757	821	914
All-in cost[9]	R/4Eoz - R/2Eoz	Sep 2021	16,609	18,195	16,123			17,701		16,224		12,327	10,345	15,294
		Jun 2021	16,898	18,986	16,211			17,209		16,894		12,093	11,343	13,134
		Sep 2020	17,273	18,997	16,613			18,864		15,904		12,805	13,880	15,450
All-in cost8	US$/4Eoz - US$/2Eoz	Sep 2021	1,135	1,244	1,102			1,210		1,109		843	707	1,045
		Jun 2021	1,196	1,344	1,147			1,218		1,196		856	803	930
		Sep 2020	1,021	1,123	982			1,116		941		757	821	914
Capital expenditure[6]
Ore reserve development	Rm	Sep 2021	739	296	443			168		275		—	—	—
		Jun 2021	672	277	395			168		227		—	—	—
		Sep 2020	607	302	305			107		198		—	—	—
Sustaining capital	Rm	Sep 2021	592	143	449			115		268		58	8	118
		Jun 2021	669	250	419			121		222		68	8	86
		Sep 2020	444	238	206			57		103		38	8	130
Corporate and projects	Rm	Sep 2021	639	583	56			—		56		—	—	—
		Jun 2021	643	637	6			—		6		—	—	—
		Sep 2020	620	620	—			—		—		—	—	—
Total capital expenditure	Rm	Sep 2021	1,970	1,022	948			283		599		58	8	118
		Jun 2021	1,984	1,164	820			289		455		68	8	86
		Sep 2020	1,671	1,160	511			164		301		38	8	130
Total capital expenditure	US$m	Sep 2021	135	70	65			19		41		4	1	8
		Jun 2021	140	82	58			20		32		5	1	6
		Sep 2020	99	69	30			10		18		2	1	8
Average exchange rate for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020 was R14.63/US$, R14.13/US$ and R16.91/US$, respectively
Figures may not add as they are rounded independently
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 6

1The Total US and SA PGM, Total SA PGM and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3The Eastern Tailings Treatment Plant (ETTP) processing facility ounce production resulting from the processing of material from the Marikana underground operation was previously reported under the surface operation. These produced ounces are now appropriately included in the Marikana underground production resulting in a revision of previously reported plant recoveries and yield for the Marikana underground and surface operations
4Production per product – see prill split in the table below
5PGM sold includes the third party PoC ounces sold
6The Total US and SA PGM and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
7The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
8Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. The operating cost of Marikana operations for 2020 includes the purchase of concentrate from Rustenburg, Kroondal and Platinum Mile
9All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”

Mining - PGM Prill split including third party PoC, excluding recycling operations

	GROUP PGM						SA OPERATIONS						US OPERATIONS
	Sep 2021		Jun 2021		Sep 2020		Sep 2021		Jun 2021		Sep 2020		Sep 2021		Jun 2021		Sep 2020
		%		%		%		%		%		%		%		%		%
Platinum	336,620	51%	317,895	51%	288,406	50%	304,116	59%	285,221	59%	255,268	60%	32,504	23%	32,674	23%	33,138	22%
Palladium	265,876	40%	255,784	41%	241,852	42%	154,055	30%	144,507	30%	127,155	30%	111,821	77%	111,277	77%	114,697	78%
Rhodium	44,433	7%	42,721	7%	35,600	6%	44,433	9%	42,721	9%	35,600	8%
Gold	11,174	2%	11,934	1%	9,692	2%	11,174	2%	11,934	2%	9,692	2%
PGM production 4E/2E	658,103	100%	628,334	100%	575,550	100%	513,778	100%	484,383	100%	427,715	100%	144,325	100%	143,951	100%	147,835	100%
Ruthenium	80,065		80,431		56,991		80,065		80,431		56,991
Iridium	18,451		17,786		14,039		18,451		17,786		14,039
Total 6E/2E	756,619		726,551		646,580		612,294		582,600		498,745		144,325		143,951		147,835

Recycling at US operations

	Unit	Sep 2021	Jun 2021	Sep 2020
Average catalyst fed/day	Tonne	22.7	25.6	24.5
Total processed	Tonne	2,087	2,334	2,254
Tolled	Tonne	23	—	103
Purchased	Tonne	2,064	2,334	2,151
PGM fed	3Eoz	179,765	207,398	202,661
PGM sold	3Eoz	183,734	203,935	113,225
PGM tolled returned	3Eoz	99	1,377	24,585
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 7

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Sep 2021	11,199	1,474	9,725	432	164	493	855	549	103	1,182	7,421
		Jun 2021	11,412	1,357	10,055	376	41	489	1,124	492	145	1,239	7,506
		Sep 2020	11,399	1,213	10,186	387	—	472	1,450	354	165	1,311	7,260
Yield	g/t	Sep 2021	0.82	4.78	0.21	5.72	0.41	5.68	0.30	3.24	0.29	0.25	0.20
		Jun 2021	0.73	4.65	0.21	5.82	0.37	5.14	0.30	3.26	0.34	0.25	0.18
		Sep 2020	0.79	5.46	0.23	6.26	—	6.10	0.32	3.73	0.39	0.25	0.21
Gold produced	kg	Sep 2021	9,137	7,048	2,089	2,470	67	2,801	253	1,777	30	290	1,449
		Jun 2021	8,381	6,306	2,075	2,189	15	2,515	341	1,602	50	312	1,357
		Sep 2020	8,987	6,624	2,363	2,424	—	2,881	457	1,319	64	328	1,514
	oz	Sep 2021	293,761	226,598	67,163	79,412	2,154	90,054	8,134	57,132	965	9,324	46,586
		Jun 2021	269,455	202,742	66,713	70,378	482	80,859	10,963	51,505	1,608	10,031	43,629
		Sep 2020	288,938	212,966	75,972	77,933	—	92,626	14,693	42,407	2,058	10,545	48,676
Gold sold	kg	Sep 2021	9,069	7,025	2,044	2,375	47	2,742	247	1,908	30	292	1,428
		Jun 2021	8,343	6,189	2,154	2,167	15	2,564	392	1,458	50	332	1,365
		Sep 2020	8,726	6,349	2,377	2,230	—	2,865	463	1,254	58	334	1,522
	oz	Sep 2021	291,575	225,859	65,716	76,358	1,511	88,157	7,941	61,344	965	9,388	45,911
		Jun 2021	268,234	198,981	69,253	69,671	482	82,434	12,603	46,876	1,608	10,674	43,886
		Sep 2020	280,547	204,125	76,422	71,696	—	92,112	14,886	40,317	1,865	10,738	48,933
Price and costs
Gold price received	R/kg	Sep 2021	837,799			839,389		836,066		834,881		842,466	841,737
		Jun 2021	820,688			822,181		819,689		820,292		816,265	821,978
		Sep 2020	1,002,945			1,004,843		1,001,683		962,652		1,025,749	1,031,406
Gold price received	US$/oz	Sep 2021	1,781			1,785		1,777		1,775		1,791	1,790
		Jun 2021	1,807			1,810		1,804		1,806		1,797	1,809
		Sep 2020	1,845			1,848		1,842		1,771		1,887	1,897
Operating cost[1]	R/t	Sep 2021	537	3,157	139	3,438	159	3,907	251	2,262	204	184	118
		Jun 2021	500	3,236	130	3,790	195	3,656	227	2,394	186	177	107
		Sep 2020	473	3,383	127	3,683	—	3,626	190	2,732	207	149	108
	US$/t	Sep 2021	37	216	10	235	11	267	17	155	14	13	8
		Jun 2021	35	229	9	268	14	259	16	169	13	13	8
		Sep 2020	28	200	8	218	—	214	11	162	12	9	6
	R/kg	Sep 2021	657,656	660,187	649,114	601,215	388,060	687,612	849,802	698,931	700,000	751,724	604,555
		Jun 2021	680,348	696,321	631,807	650,982	533,333	710,934	747,801	735,331	540,000	701,923	591,010
		Sep 2020	600,033	619,520	545,408	587,995	—	594,030	604,376	733,131	532,813	594,817	517,437
	US$/oz	Sep 2021	1,398	1,404	1,380	1,278	825	1,462	1,807	1,486	1,488	1,598	1,285
		Jun 2021	1,498	1,533	1,391	1,433	1,174	1,565	1,646	1,619	1,189	1,545	1,301
		Sep 2020	1,104	1,140	1,003	1,082	—	1,093	1,112	1,348	980	1,094	952
All-in sustaining cost[2]	R/kg	Sep 2021	796,008			790,669		848,444		825,593		787,671	649,860
		Jun 2021	807,623			822,181		835,250		863,395		713,855	676,923
		Sep 2020	715,345			741,525		718,630		847,561		648,503	591,393
All-in sustaining cost2	US$/oz	Sep 2021	1,692			1,681		1,804		1,755		1,675	1,382
		Jun 2021	1,778			1,810		1,839		1,901		1,571	1,490
		Sep 2020	1,316			1,364		1,322		1,559		1,193	1,088
All-in cost[2]	R/kg	Sep 2021	809,792			790,669		862,830		826,625		787,671	659,664
		Jun 2021	822,366			822,181		848,782		863,395		713,855	683,516
		Sep 2020	726,782			741,525		729,447		847,561		648,503	608,016
All-in cost2	US$/oz	Sep 2021	1,722			1,681		1,834		1,757		1,675	1,402
		Jun 2021	1,810			1,810		1,868		1,901		1,571	1,505
		Sep 2020	1,337			1,364		1,342		1,559		1,193	1,118
Capital expenditure
Ore reserve development	Rm	Sep 2021	729			324		270		135		—	—
		Jun 2021	650			291		232		127		—	—
		Sep 2020	530			233		215		82		—	—
Sustaining capital	Rm	Sep 2021	342			94		128		45		—	75
		Jun 2021	295			68		79		41		—	107
		Sep 2020	258			55		88		20		—	95
Corporate and projects[3]	Rm	Sep 2021	97			—		43		2		—	14
		Jun 2021	70			—		40		—		—	9
		Sep 2020	70			—		36		—		—	25
Total capital expenditure	Rm	Sep 2021	1,168			418		441		182		—	89
		Jun 2021	1,015			359		351		168		—	116
		Sep 2020	858			288		339		101		—	120
Total capital expenditure	US$m	Sep 2021	80			29		30		12		—	6
		Jun 2021	72			25		25		12		—	8
		Sep 2020	51			17		20		6		—	7
Average exchange rates for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020 was R14.63/US$, R14.13/US$ and R16.91/US$, respectively
Figures may not add as they are rounded independently
1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020 was R38 million (US$3 million), R21 million (US$1 million) and R9 million (US$1 million), respectively, the majority of which related to the Burnstone project and various IT projects
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 8

ALL-IN COSTS - QUARTERS
SA and US PGM operations
Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
	R' million		Total US and SA PGM[1]	Total US PGM[2]	Total SA PGM[1]	Rustenburg	Marikana[1]	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2021	9,598	1,820	7,778	2,647	4,077	914	140	419	(419)
		Jun 2021	9,822	1,733	8,089	2,714	4,388	866	121	402	(402)
		Sep 2020	8,375	1,865	6,509	2,479	3,425	761	130	463	(748)
Royalties		Sep 2021	573	—	573	269	302	2	—	42	(42)
		Jun 2021	742	—	742	453	285	5	—	50	(51)
		Sep 2020	444	—	444	327	114	3	—	31	(31)
Carbon tax		Sep 2021	(1)	—	(1)	—	(1)	—	—	—	—
		Jun 2021	1	—	1	—	1	—	—	—	—
		Sep 2020	1	—	1	—	1	—	—	—	—
Community costs		Sep 2021	92	—	92	3	89	—	—	—	—
		Jun 2021	40	—	40	3	37	—	—	—	—
		Sep 2020	46	—	46	(5)	51	—	—	—	—
Inventory change[4]		Sep 2021	982	74	908	711	197	—	—	(6)	6
		Jun 2021	387	128	259	335	(76)	—	—	(5)	5
		Sep 2020	1,655	61	1,594	265	1,043	—	—	(27)	313
Share-based payments[5]		Sep 2021	50	21	29	12	13	4	—	—	—
		Jun 2021	74	30	44	17	21	6	—	—	—
		Sep 2020	41	20	21	9	11	2	—	—	—
Rehabilitation interest and amortisation[6]		Sep 2021	64	8	56	(1)	40	17	—	1	(1)
		Jun 2021	62	8	54	(1)	38	17	—	1	(1)
		Sep 2020	68	7	60	1	39	20	—	1	(1)
Leases		Sep 2021	12	—	12	2	9	1	—	—	—
		Jun 2021	13	—	13	3	8	2	—	—	—
		Sep 2020	15	1	14	4	9	2	—	—	—
Ore reserve development		Sep 2021	739	296	443	168	275	—	—	—	—
		Jun 2021	672	277	395	168	227	—	—	—	—
		Sep 2020	607	302	305	107	198	—	—	—	—
Sustaining capital expenditure		Sep 2021	592	143	449	115	268	58	8	118	(118)
		Jun 2021	669	250	419	121	222	68	8	86	(86)
		Sep 2020	444	238	206	57	103	38	8	130	(130)
Less: By-product credit[7]		Sep 2021	(2,591)	(319)	(2,272)	(676)	(1,347)	(243)	(6)	(134)	134
		Jun 2021	(2,565)	(330)	(2,235)	(860)	(1,139)	(233)	(3)	(129)	129
		Sep 2020	(2,778)	(306)	(2,472)	(322)	(2,010)	(144)	4	(109)	109
Total All-in-sustaining costs[8]		Sep 2021	10,110	2,043	8,067	3,250	3,922	753	142	440	(440)
		Jun 2021	9,917	2,096	7,821	2,953	4,012	731	126	405	(406)
		Sep 2020	8,917	2,188	6,729	2,922	2,982	683	142	488	(488)
Plus: Corporate cost, growth and capital expenditure		Sep 2021	645	583	62	—	62	—	—	—	—
		Jun 2021	645	637	8	—	8	—	—	—	—
		Sep 2020	626	620	6	—	6	—	—	—	—
Total All-in-costs[8]		Sep 2021	10,755	2,626	8,129	3,250	3,984	753	142	440	(440)
		Jun 2021	10,562	2,733	7,829	2,953	4,020	731	126	405	(406)
		Sep 2020	9,543	2,808	6,735	2,922	2,988	683	142	488	(488)
PGM production	4Eoz - 2Eoz	Sep 2021	658,101	144,325	513,776	183,606	226,591	61,083	13,726	28,770	—
		Jun 2021	628,334	143,951	484,383	171,598	210,391	60,450	11,108	30,836	—
		Sep 2020	575,550	147,835	427,715	154,904	177,717	53,299	10,223	31,572	—
	kg	Sep 2021	20,469	4,489	15,980	5,711	7,048	1,900	427	895	—
		Jun 2021	19,543	4,477	15,066	5,337	6,544	1,880	345	959	—
		Sep 2020	17,902	4,598	13,303	4,818	5,528	1,658	318	982	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Sep 2021	16,065	14,156	16,633	17,701	17,309	12,327	10,345	15,294	—
		Jun 2021	16,598	14,561	17,244	17,209	19,069	12,093	11,343	13,134	—
		Sep 2020	16,392	14,803	16,985	18,864	16,779	12,805	13,880	15,450	—
	US$/4Eoz - US$/2Eoz	Sep 2021	1,098	968	1,137	1,210	1,183	843	707	1,045	—
		Jun 2021	1,175	1,031	1,220	1,218	1,350	856	803	930	—
		Sep 2020	969	875	1,004	1,116	992	757	821	914	—
All-in-cost	R/4Eoz - R/2Eoz	Sep 2021	17,090	18,195	16,761	17,701	17,582	12,327	10,345	15,294	—
		Jun 2021	17,677	18,986	17,262	17,209	19,107	12,093	11,343	13,134	—
		Sep 2020	17,543	18,997	17,001	18,864	16,814	12,805	13,880	15,450	—
	US$/4Eoz - US$/2Eoz	Sep 2021	1,168	1,244	1,146	1,210	1,202	843	707	1,045	—
		Jun 2021	1,251	1,344	1,222	1,218	1,352	856	803	930	—
		Sep 2020	1,037	1,123	1,005	1,116	994	757	821	914	—
Average exchange rates for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020 was R14.63/US$, R14.13/US$ and R16.91/US$, respectively
Figures may not add as they are rounded independently
1The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs. The September 2020 quarter includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4Inventory adjustment in Corporate for September 2020 quarter includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 9

6Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
7The September 2020 quarter by-product credit for Marikana includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,546 million. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation
8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Sep 2021	Jun 2021	Sep 2020	Sep 2021	Jun 2021	Sep 2020	Sep 2021	Jun 2021	Sep 2020
Cost of sales, before amortisation and depreciation as reported per table above		9,598	9,822	8,375	7,778	8,089	6,509	4,077	4,388	3,425
Inventory change as reported per table above		982	387	1,655	908	259	1,594	197	(76)	1,043
Less: Chrome cost of sales		(338)	(342)	(157)	(338)	(342)	(157)	(64)	(67)	(34)
Total operating cost including third party PoC		10,242	9,867	9,873	8,348	8,006	7,946	4,210	4,245	4,434
Less: Purchase cost of PoC		(593)	(800)	(345)	(593)	(800)	(345)	(593)	(800)	(345)
Total operating cost excluding third party PoC		9,649	9,067	9,528	7,755	7,206	7,601	3,617	3,445	4,089

PGM production as reported per table above	4Eoz- 2Eoz	658,101	628,334	575,550	513,776	484,383	427,715	226,591	210,391	177,717
Less: Mimosa production		(28,770)	(30,836)	(31,572)	(28,770)	(30,836)	(31,572)	—	—	—
PGM production excluding Mimosa		629,331	597,498	543,978	485,006	453,547	396,143	226,591	210,391	177,717
Less: PoC production		(13,703)	(15,702)	(10,781)	(13,703)	(15,702)	(10,781)	(13,703)	(15,702)	(10,781)
PGM production excluding Mimosa and third party PoC		615,628	581,796	533,197	471,303	437,845	385,362	212,888	194,689	166,936

PGM production including Mimosa and excluding third party PoC		644,398	612,632	564,769	500,073	468,681	416,934	212,888	194,689	166,936

Tonnes milled/treated	000't	10,747	10,096	9,570	10,363	9,726	9,199	2,933	2,701	2,502
Less: Mimosa tonnes		(352)	(366)	(362)	(352)	(366)	(362)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		10,395	9,730	9,208	10,011	9,360	8,837	2,933	2,701	2,502
Operating cost including third party PoC	R/4Eoz-R/2Eoz	16,274	16,514	18,148	17,212	17,652	20,058	18,580	20,177	24,947
	US$/4Eoz-US$/2Eoz	1,112	1,169	1,073	1,176	1,249	1,186	1,270	1,428	1,475
	R/t	985	1,014	1,072	834	855	899	1,435	1,572	1,772
	US$/t	67	72	63	57	61	53	98	111	105
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	15,673	15,585	17,870	16,454	16,458	19,724	16,990	17,695	24,494
	US$/4Eoz-US$/2Eoz	1,071	1,103	1,057	1,125	1,165	1,166	1,161	1,252	1,448
	R/t	928	932	1,035	775	770	860	1,233	1,275	1,634
	US$/t	63	66	61	53	54	51	84	90	97

Reconciliation of AISC and AIC excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters
		Total US and SA PGM			Total SA PGM			Marikana
	R' million	Sep 2021	Jun 2021	Sep 2020	Sep 2021	Jun 2021	Sep 2020	Sep 2021	Jun 2021	Sep 2020
Total All-in-sustaining cost as reported per table above		10,110	9,917	8,917	8,067	7,821	6,729	3,922	4,012	2,982
Less: Purchase cost of PoC		(593)	(800)	(345)	(593)	(800)	(345)	(593)	(800)	(345)
Add: By-product credit of PoC		63	69	12	63	69	12	63	69	12
Total All-in-sustaining cost excluding third party PoC		9,580	9,186	8,584	7,537	7,090	6,396	3,392	3,281	2,649
Plus: Corporate cost, growth and capital expenditure		645	645	626	62	8	6	62	8	6
Total All-in-cost excluding third party PoC		10,225	9,831	9,210	7,599	7,098	6,402	3,454	3,289	2,655

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	615,628	581,796	533,197	471,303	437,845	385,362	212,888	194,689	166,936

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	15,561	15,789	16,099	15,992	16,193	16,597	15,933	16,853	15,868
	US$/4Eoz-US$/2Eoz	1,064	1,117	952	1,093	1,146	981	1,089	1,193	938

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	16,609	16,898	17,273	16,123	16,211	16,613	16,224	16,894	15,904
	US$/4Eoz-US$/2Eoz	1,135	1,196	1,021	1,102	1,147	982	1,109	1,196	941

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 10

SA gold operations
Figures are in millions unless otherwise stated

			SA OPERATIONS
	R' million		Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2021	5,978	1,450	2,102	1,371	217	838	—
		Jun 2021	5,626	1,390	2,115	1,088	230	803	—
		Sep 2020	5,306	1,331	2,018	960	201	795	—
Royalties		Sep 2021	49	19	12	8	1	—	9
		Jun 2021	44	14	12	6	1	—	11
		Sep 2020	36	11	42	14	2	—	(33)
Carbon tax		Sep 2021	—	—	—	—	—	—	—
		Jun 2021	—	—	—	—	—	—	—
		Sep 2020	1	—	—	1	—	—	—
Community costs		Sep 2021	33	12	10	9	—	2	—
		Jun 2021	31	12	9	6	1	3	—
		Sep 2020	25	3	8	14	—	—	—
Share-based payments[2]		Sep 2021	26	6	9	6	—	5	—
		Jun 2021	37	9	14	9	—	5	—
		Sep 2020	20	5	6	4	—	4	—
Rehabilitation interest and amortisation[3]		Sep 2021	50	10	5	20	9	5	1
		Jun 2021	39	10	5	19	2	2	1
		Sep 2020	59	16	12	15	10	5	1
Leases		Sep 2021	19	2	2	7	3	5	—
		Jun 2021	22	2	5	7	3	5	—
		Sep 2020	18	2	4	4	4	4	—
Ore reserve development		Sep 2021	729	324	270	135	—	—	—
		Jun 2021	650	291	232	127	—	—	—
		Sep 2020	530	233	215	82	—	—	—
Sustaining capital expenditure		Sep 2021	342	94	128	45	—	75	—
		Jun 2021	295	68	79	41	—	107	—
		Sep 2020	258	55	88	20	—	95	—
Less: By-product credit		Sep 2021	(7)	(2)	(2)	(1)	—	(2)	—
		Jun 2021	(6)	(2)	(2)	(1)	—	(1)	—
		Sep 2020	(8)	(3)	(2)	(1)	—	(2)	—
Total All-in-sustaining costs[4]		Sep 2021	7,219	1,915	2,536	1,600	230	928	10
		Jun 2021	6,738	1,794	2,469	1,302	237	924	12
		Sep 2020	6,242	1,654	2,392	1,112	217	900	(32)
Plus: Corporate cost, growth and capital expenditure		Sep 2021	125	—	43	2	—	14	66
		Jun 2021	123	—	40	—	—	9	74
		Sep 2020	100	—	36	—	—	25	39
Total All-in-costs[4]		Sep 2021	7,344	1,915	2,579	1,602	230	942	76
		Jun 2021	6,861	1,794	2,509	1,302	237	933	86
		Sep 2020	6,342	1,654	2,428	1,112	217	925	7
Gold sold	kg	Sep 2021	9,069	2,422	2,989	1,938	292	1,428	—
		Jun 2021	8,343	2,182	2,956	1,508	332	1,365	—
		Sep 2020	8,726	2,230	3,328	1,312	334	1,522	—
	oz	Sep 2021	291,575	77,869	96,099	62,308	9,388	45,911	—
		Jun 2021	268,234	70,153	95,038	48,483	10,674	43,886	—
		Sep 2020	280,547	71,696	106,998	42,182	10,738	48,933	—
All-in-sustaining cost	R/kg	Sep 2021	796,008	790,669	848,444	825,593	787,671	649,860	—
		Jun 2021	807,623	822,181	835,250	863,395	713,855	676,923	—
		Sep 2020	715,345	741,525	718,630	847,561	648,503	591,393	—
All-in-sustaining cost	US$/oz	Sep 2021	1,692	1,681	1,804	1,755	1,675	1,382	—
		Jun 2021	1,778	1,810	1,839	1,901	1,571	1,490	—
		Sep 2020	1,316	1,364	1,322	1,559	1,193	1,088	—
All-in-cost	R/kg	Sep 2021	809,792	790,669	862,830	826,625	787,671	659,664	—
		Jun 2021	822,366	822,181	848,782	863,395	713,855	683,516	—
		Sep 2020	726,782	741,525	729,447	847,561	648,503	608,016	—
All-in-cost	US$/oz	Sep 2021	1,722	1,681	1,834	1,757	1,675	1,402	—
		Jun 2021	1,810	1,810	1,868	1,901	1,571	1,505	—
		Sep 2020	1,337	1,364	1,342	1,559	1,193	1,118	—
Average exchange rates for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020 was R14.63/US$, R14.13/US$ and R16.91/US$, respectively
Figures may not add as they are rounded independently
1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 11

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Sep 2021							Quarter ended Jun 2021							Quarter ended Sep 2020
Figures in million - SA rand	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA Gold	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA Gold	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA Gold	Corpo-rate	Total
Profit/(loss) before royalties and tax	3,021	2,502	519	10,043	1,192	(236)	14,020	2,981	2,515	466	15,445	36	(209)	18,253	2,293	2,085	208	9,265	375	(225)	11,708
Adjusted for:
Amortisation and depreciation	631	630	1	678	885	—	2,194	589	589	—	610	784	—	1,983	698	697	1	518	785	—	2,001
Interest income	(94)	—	(94)	(45)	(160)	(2)	(301)	(117)	—	(117)	(63)	(156)	—	(336)	(53)	—	(53)	(47)	(127)	—	(227)
Finance expense	167	157	10	154	113	80	514	256	231	25	187	138	80	661	245	231	14	150	296	80	771
Share-based payments	4	4	—	6	34	—	44	49	49	—	53	97	—	199	23	23	—	27	17	—	67
(Gain)/loss on financial instruments	(684)	(684)	—	83	(2)	—	(603)	9	9	—	473	(14)	—	468	3	3	—	55	2,188	—	2,246
(Gain)/loss on foreign exchange differences	—	—	—	(83)	(527)	—	(610)	1	1	—	54	217	—	272	—	—	—	213	(174)	—	39
Share of results of equity-accounted investees after tax	—	—	—	(286)	(71)	—	(357)	—	—	—	(684)	(68)	—	(752)	—	—	—	(304)	(163)	—	(467)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	—	—	—	—	—	—	—	—	—	—	—	(5)	—	(5)	—	—	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	8	8	—	(1)	(10)	—	(3)	20	20	—	(7)	(14)	—	(1)	—	—	—	(27)	(7)	—	(34)
Restructuring cost	—	—	—	6	4	—	10	—	—	—	2	8	—	10	—	—	—	25	47	—	72
IFRS 16 lease payments	—	—	—	(13)	(21)	—	(34)	1	1	—	(12)	(23)	—	(34)	—	—	—	(14)	(19)	—	(33)
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)	—	—	—	—	—	—	—
Loss due to dilution of interest in joint operation	—	—	—	—	—	—	—	2	2	—	—	—	—	2	—	—	—	—	—	—	—
Other non-recurring costs/(income)	5	5	—	—	(16)	14	3	7	7	—	—	(1)	21	27	18	18	—	(574)	—	5	(551)
Adjusted EBITDA	3,058	2,622	436	10,542	1,421	(144)	14,877	3,798	3,424	374	16,058	975	(108)	20,723	3,227	3,057	170	9,287	3,218	(140)	15,592
Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 12

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations
Quarter ended		Sep 2021		Jun 2021		Nine months ended Sep 2021
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Total US PGM	Unit
Primary development (off reef)	(m)	1,522	290	1,213	460	4,519	1,226
Secondary development	(m)	3,797	1,653	3,720	1,266	11,892	4,321

SA PGM operations
Quarter ended		Sep 2021					Jun 2021					Nine months ended Sep 2021
	Reef		Bathopele	Thembelani	Khuseleka	Siphumelele		Bathopele	Thembelani	Khuseleka	Siphumelele		Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)		487	2,192	3,276	825		331	1,605	3,056	828		1,124	5,298	8,796	2,351
Advanced on reef	(m)		487	977	1,260	442		331	670	1,017	439		1,124	2,314	3,155	1,267
Height	(cm)		210	282	285	283		218	292	289	281		215	287	287	278
Average value	(g/t)		2.9	2.3	2.3	2.8		2.4	2.5	2.1	3.1		2.5	2.4	2.2	3.0
	(cm.g/t)		599	644	645	801		523	714	597	866		536	672	627	833

Quarter ended		Sep 2021					Jun 2021					Nine months ended Sep 2021
	Reef	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B	K3	Rowland	Saffy	E3	4B
Marikana	Unit
Primary development	(m)	8,563	7,107	3,846	857	1,181	8,301	6,897	4,185	1,051	1,336	23,323	19,335	12,012	2,804	3,665
Primary development - on reef	(m)	6,265	5,380	2,429	537	786	6,383	5,314	2,773	708	841	17,577	14,907	8,037	1,796	2,404
Height	(cm)	217	221	216	214	218	217	219	216	216	219	216	220	217	215	220
Average value	(g/t)	2.9	2.5	2.8	2.8	2.9	3.3	2.6	2.7	2.7	2.7	3.2	2.5	2.7	2.8	2.8
	(cm.g/t)	624	549	599	601	630	711	560	590	573	589	680	553	591	604	606

Quarter ended		Sep 2021					Jun 2021					Nine months ended Sep 2021
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	864		546	622	406	745		525	491	423	2,113	110	1,531	1,550	1,285
Advanced on reef	(m)	410		326	237	399	475		205	255	421	1,335	—	791	824	1,276
Height	(cm)	236		216	217	234	241		216	222	228	240	291	216	220	233
Average value	(g/t)	1.2		1.6	1.1	1.9	1.8		1.0	1.5	2.3	1.8	—	1.3	1.6	2.1
	(cm.g/t)	288		336	244	442	439		221	342	531	418	—	286	354	499

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 13

SA gold operations
Quarter ended		Sep 2021			Jun 2021			Nine months ended Sep 2021
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	1,043	285	1,106	799	331	1,193	2,601	752	3,435
Advanced on reef	(m)	21	48	212	89	91	456	190	182	1,034
Channel width	(cm)	30	30	66	16	57	78	18	54	82
Average value	(g/t)	41.7	22.8	41.6	89.3	10.6	50.9	51.7	12.2	46.1
	(cm.g/t)	1,254	685	2,738	1,426	607	3,962	944	652	3,796

Quarter ended		Sep 2021			Jun 2021			Nine months ended Sep 2021
	Reef	Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Kloof	Unit
Advanced	(m)	1,941	605	1,428	1,434	530	1,444	4,571	1,564	4,112
Advanced on reef	(m)	421	145	258	363	184	218	1,029	471	640
Channel width	(cm)	148	85	127	185	72	121	166	73	119
Average value	(g/t)	8.5	10.5	9.4	4.3	12.4	15.2	6.8	12.6	13.0
	(cm.g/t)	1,263	892	1,187	791	900	1,832	1,128	915	1,554

Quarter ended		Sep 2021		Jun 2021		Nine months ended Sep 2021
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	2,976	245	3,072	112	8,847	462
Advanced on reef	(m)	1,168	51	796	37	2,562	123
Channel width	(cm)	164	123	162	98	156	126
Average value	(g/t)	6.1	12.8	7.1	17.8	6.7	11.5
	(cm.g/t)	1,008	1,580	1,145	1,741	1,047	1,450

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 14

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of
South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND
CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11,Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa

Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Tel: +27 10 493 6921
Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Timothy Cumming*
Savannah Danson*
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Richard Menell*^
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe*
Jeremiah Vilakazi*
Sindiswa Zilwa*#
* Independent non-executive
^ Lead independent director
# Appointed 1 January 2021

INVESTOR ENQUIRIES
James Wellsted
Senior Vice President: Investor Relations
Cell: +27 83 453 4014
Tel: +27 10 493 6923
Email: james.wellsted@sibanyestillwater.com or
ir@sibanyestillwater.com
JSE SPONSOR
JP Morgan Equities South Africa
Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa

Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa

Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA 15252-8516
US toll free: +1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya
Relationship Manager
BNY Mellon
Depositary Receipts
Direct line: +1 212 815 2867
Mobile: +1 203 609 5159
Fax: +1 212 571 3050
Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES
SOUTH AFRICA
Computershare Investor Services
Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021     15

FORWARD-LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds, if any); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Sibanye-Stillwater Operating update | Quarter ended 30 September 2021 16